

Mail Stop 4628

August 7, 2015

Via E-mail
Donald Walford
Chief Executive Officer
T-Rex Oil, Inc.
520 Zang St., Suite 250
Broomfield, CO 80021

      **Re: T-Rex Oil, Inc.
             Form 10-K for the Fiscal Year Ended March 31, 2015
             Filed July 16, 2015
             File No. 000-51425**

Dear Mr. Walford:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2015

Properties, page 22

Reserves, page 23

1.   We note your disclosure indicating the estimates of net proved reserves presented on page 23 are as of March 31, 2015 which would coincide with your fiscal year end. We also note you attribute such estimates to the Reserve Report dated June 3, 2015. However, the referenced report, filed as Exhibit 99.1, states "in accordance with your request, we have estimated the proved reserves and future revenue, as of May 31, 2015" which is a date inconsistent with your fiscal year end. Please obtain and file a revised reserve report and modify the disclosure in your Form 10-K relating to estimates of your proved reserves and to the extent that you also provide optional disclosure of probable

and possible reserves prepared by your third party reserves engineer. Note Item 1202(a) of Regulation S-K requires disclosure of a "summary of oil and gas reserves at fiscal year end." If you provide optional disclosure relating to the net quantities of your probable and possible reserves, expand your amended disclosure to provide the net quantities of developed and undeveloped reserves to comply with Items 1202(a)(2)(iv) through (vii) of Regulation S-K.

2.   We also note the Reserve Report, filed as Exhibit 99.1, states "as requested, probable and possible reserves that exist for these properties have not been included (in the report)." In this regard, the disclosure in your filing should correlate with the information in the reserve report. Therefore, if the estimates of probable and possible reserves presented in your filing were prepared by your third party reserves engineer, please obtain and file a revised reserve report which includes the third party engineers estimates of such reserves to comply with Item 1202(a)(8) of Regulation S-K. Otherwise, revise your Form 10-K to remove information presented in your filing that is not also provided in the reserve report.

3.   The disclosure on page 23 relating to your definition of proved undeveloped oil reserves does not precisely correlate with the definition in Rule 4-10(a)(31)(i) of Regulation S-X regarding the criteria necessary to include undeveloped reserves at greater distances. Please revise your definition accordingly.

4.   We estimate the proved undeveloped reserves disclosed on page 23 represent approximately 81% of your total net proved reserves. In regards to your proved undeveloped reserves, tell us about your development and financing plans sufficiently to understand how you have complied with Rule 4-10(a)(26) and (31)(ii) of Regulation S-X in quantifying your reserves. Also, disclose the information required by Item 1203(d) of Regulation S-K regarding the extent to which any of your proved undeveloped reserves will not be developed within five years of your initial disclosure of these reserves, including the reasons for any exceptions you believe are accommodated under the aforementioned guidance.

Developed and Undeveloped Acreage, page 25

5.   Please tell us the technical basis supporting your disclosure of 4,677 gross developed acres relating to the Big Horn Basin. As part of your explanation, clarify for us the extent to which the developed acreage figure relates to the 6 gross productive oil wells disclosed on page 25 in the Big Horn Basin.

6.   Please expand your disclosure of acreage to include the expiration dates relating to material amounts of your undeveloped acreage to comply with Item 1208(b) of Regulation S-K.

Productive Wells, page 25

7.   Please refer to the definition of productive wells under Item 1208(c)(3) of Regulation S-K and explain to us the basis for the disclosure of 4 gross/net productive oil wells relating to the Burke Ranch located in Natrona County, Wyoming. In this regard, we note the reserve report, filed as Exhibit 99.1 to your Form 10-K, does not appear to refer to this county regarding the oil properties for which proved reserves were attributed.

8.   Please clarify for us and in your disclosure how the wells disclosed in footnotes 3 and 4 on page 25 relate to the tabular disclosure of your productive wells pursuant to Item 1208(a) of Regulation S-K.

Notes to the Consolidated Financial Statements

Supplemental Oil and Gas Disclosures (Unaudited), page 70

Net Proved Developed and Undeveloped Oil Reserves (Unaudited), page 72

9.   We note disclosure of the net quantities of your proved developed and undeveloped reserves and changes in the total net quantities of proved reserves at May 31, 2015. Please revise the disclosure in your Form 10-K to comply with FASB ASC 932-235-50-4 and 50-5 which require the disclosure of your proved reserves as of the beginning and the end of the (fiscal) year. As part of your amended disclosure, remove disclosure of the gross amounts of your proved reserves pursuant to FASB ASC 932-235-50-4 which states "net quantities shall not include reserves relating to interests of others in properties owned by the entity." Also remove disclosure relating to probable and possible reserves which are not considered to be part of the supplementary information pursuant to FASB ASC 932-235-50-2.

Standardized measure of Discounted Future Net Cash Flows, page 74

Changes in Discounted Future Cash Net Cash Flows, page 75

10.   We note your disclosure of the discounted future net cash flows related to the total proved oil and gas reserves and the changes therein at May 31, 2015. Revise the disclosure in your Form 10-K to comply with FASB ASC 932-235-50-30 and 50-31 which require the disclosure of such estimates as of the end of the (fiscal) year. As part of your amended disclosure, please revise to remove disclosure by individual state. Refer to FASB ASC 932-235-50-6A regarding what may constitute a geographic area.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources